Exhibit 12.1

REPUBLIC SERVICES, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	Year Ended December 31,
	12/31/2016	12/31/2015	12/31/2014	12/31/2013	12/31/2012
Earnings:
Income before income taxes	$965.9	$1,195.9	$885.3	$851.2	$823.9
Add loss from unconsolidated equity method investment	6.1	—	—	—	—
Add distributed income of unconsolidated equity method investment	0.1	—	—	—	—

Less Minority Interest	(0.6)	(0.5)	(0.3)	(0.2)	(0.3)

Interest expense	377.5	371.7	355.1	367.3	396.9
Interest component of rent	18.9	17.9	16.4	15.9	15.3
Capitalized interest	(6.2)	(6.8)	(6.4)	(7.3)	(8.4)

Total earnings for ratio	$1,361.7	$1,578.2	$1,250.1	$1,226.9	$1,227.4

Fixed Charges:
Interest expense	$377.5	$371.7	$355.1	$367.3	$396.9
Interest component of rent	18.9	17.9	16.4	15.9	15.3

Total interest for ratio	$396.4	$389.6	$371.5	$383.2	$412.2

Ratio of earnings to fixed charges	3.4	4.1	3.4	3.2	3.0